EXHIBIT 99.1

DeFi Technologies Inc. Announces Third Quarter 2026 Financial Results with Revenue of $18.3 Million, Operating Income of $7.0 Million, and Net Income of $22.3 Million

•	Revenue and Operating Income: DeFi Technologies reported revenue of $18.3 million and operating income of $7.0 million for the three months ended September 30, 2026.
•	Strong balance sheet and liquidity: As of September 30, 2026, DeFi Technologies held $53.4 million in combined cash and USDT/USDC, $48.2 million in treasury digital assets, $20.0 million in Strategy preferred shares, $2.0 million in RWUSD, $25.5 million in venture and private investments, and $10.0 million invested in its Smart Crypto Fund, totaling approximately $159 million in cash, treasury assets, and investments.
•	Continued platform monetization: During the quarter, Valour generated $3.8 million in management fees, staking, and lending income on average quarterly AUM of $492.8 million with $26.1 million in net inflows, and Stillman Digital contributed $2.2 million in trading commissions revenue.
•	Business growth and expansion: The Company remains focused on growing its underlying business, expanding distribution, bringing new products to market, and developing additional revenue streams.

TORONTO, Nov. 12, 2026 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) (B3: DEFT31), a regulated capital markets platform for digital assets, today announced its financial results for the three months ended September 30, 2026. All dollar amounts in this press release are in U.S. dollars, unless otherwise stated.

Financial Highlights

Revenue

•	Total revenue for the three months ended September 30, 2026, was $18.3 million, compared to $22.3 million in Q3 2025.
•	Core operating revenue, excluding realized and net change in unrealized gains and losses, was $6.1 million, compared to $10.3 million in Q3 2025.

Operating Income

•	Operating income for the three months ended September 30, 2026, was $7.0 million compared to $9.0 million for the three months ended September 30, 2025.

Operating Expenses

•	Total operating expenses for Q3 2026 were $11.3 million, compared to $13.2 million in Q3 2025.

Valour - AUM, Net Inflows, Management Fees, Staking and Lending Income

•	For the three months ended September 30, 2026, Valour's average AUM was $492.8 million compared to $950.7 million in Q3 2025.
•	For the three months ended September 30, 2026, the company generated $26.1 million in net inflows into its ETPs.
•	For the three months ended September 30, 2026, Valour generated $2.6 million in staking and lending income, compared to $4.9 million in Q3 2025.
•	Management fees were $1.2 million, compared to $2.9 million in Q3 2025.
•	Together, management fees and staking and lending income totaled $3.8 million in Q3 2026, compared to $7.8 million in Q3 2025.

Stillman Digital

•	For the three months ended September 30, 2026, Stillman Digital generated $2.2 million in trading commissions revenue.

Cash, Treasury, Venture, and Working Capital Position

•	Cash and USDT/USDC balance: As of September 30, 2026, DeFi Technologies held $47.8 million in cash and $5.6 million in USDT/USDC, for a combined balance of $53.4 million.
•	STRC/RWUSD balance: As of September 30, 2026, the Company held $20 million in Strategy preferred shares (symbol: STRC - 200,914 shares) and $2 million in RWUSD.
•	Digital asset treasury holdings: As of September 30, 2026, the Company's treasury holdings totaled approximately $48.2 million.
•	Venture portfolio: As of September 30, 2026, the Company's venture and private portfolio was valued at $25.5 million.

Together, total cash, USDT/USDC, STRC/RWUSD, digital asset treasury, Smart Crypto Fund and venture portfolio value stood at approximately $159 million as of September 30, 2026. The Company regularly monitors its cash and digital asset reserves on a consolidated basis and allocates a portion of its digital asset treasury reserve to support ETP market risk hedging and broader strategic capital allocation.

Comment from Johan Wattenström, Chief Executive Officer of DeFi Technologies

"The third quarter demonstrated how our business can respond to improving digital asset markets. We reported $18.3 million in revenue, $7.0 million in operating income, and $22.3 million in net income, with trading gains and investment revaluations contributing materially to those results.

Valour's AUM increased approximately 62%, from $397.2 million at the end of June to $643.7 million at September 30. We generated $26.1 million in positive net inflows during the quarter, bringing net inflows for the first nine months to $48.9 million. Investors continued to allocate capital to our products through difficult market conditions, and I see that demand as an important foundation for growth.

We are expanding the ways investors can access our platform and the ways we can generate revenue. Since quarter-end, Valour launched eight additional ETPs, each carrying a 1.9% management fee. During September, we also launched Valour Funds SPC and its Smart Crypto Fund SP, extending our offering into actively managed strategies for professional and qualified investors, with additional institutional offerings in development.

Stillman demonstrates the contribution our broader platform can make. It generated $7.6 million in trading commissions through the first nine months, up approximately 22% year over year. We are building on that foundation by expanding its institutional reach and client relationships.

Looking ahead, we are optimistic that the lows of this bear market may now be behind us. If that proves to be the case, we believe DeFi Technologies is entering the recovery with a broader revenue opportunity than in previous cycles. Higher AUM can increase management fees and staking income on eligible assets, while greater trading activity supports our institutional business. With much of our supporting infrastructure already in place, revenue growth can translate into meaningful operating leverage and margin expansion.

Our financial position supports our ability to pursue that opportunity. At September 30, we reported $165.8 million in total shareholders' equity and approximately $159.1 million in balance sheet holdings and investments, compared with a recent market capitalization of approximately $130 million. Considering those resources alongside Valour's asset management platform, Stillman's profitable trading business, and the new offerings we are developing, we believe our valuation materially understates the value and earnings potential of the company.

I see considerable potential in the business we have built. With a wider product range, continued investor inflows, and more ways to generate revenue, I believe we can deliver substantially stronger results in a sustained recovery than in previous bull market cycles.

Our focus now is on attracting capital, expanding distribution, and bringing our new offerings to market. I am confident in our direction and excited about what we can achieve from this position. Our responsibility is to turn that opportunity into stronger earnings and long-term value for shareholders."

DeFi Technologies Shareholder Call to Discuss Q3 2026 Financial Results

To register for the webcast, see below:

When: Friday, November 13, 2026
Time: 11:00 AM Eastern Time
Topic: DeFi Technologies Q3 2026 Financials

Register in advance for this webinar:

https://zoom.us/webinar/register/WN_82yrGeDzRYyd5ZYn_tJ1ng

Analyst Coverage of DeFi Technologies

A full list of DeFi Technologies analyst coverage can be found here: https://defi.tech/investor-relations#research.

For inquiries from institutional investors, funds, or family offices, please contact: ir@defi.tech

About DeFi Technologies

DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) (Brazil B3: DEFT31) is a regulated capital markets platform for digital assets. Its subsidiary Valour, is a leading issuer of digital asset investment products, with more than 100 exchange traded products on major global exchanges and, through Valour Funds SPC, a fund platform for professional investors. Its trading business, Stillman Digital, provides institutional execution, liquidity and settlement. The Company also operates research and index capabilities and holds a private investment portfolio.

Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/.

DeFi Technologies Subsidiaries

About Valour

Valour Inc. and Valour Digital Securities Limited (together, "Valour") issue exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About Stillman Digital

Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of applicable U.S. securities laws (collectively, "forward-looking information"). Forward-looking information includes statements regarding the Company's expectations, plans, objectives and future performance, including: the outlook for digital asset markets, whether bear-market lows have been reached and the prospects for a sustained recovery; future AUM, net inflows, investor demand and institutional relationships; revenue generation, monetization, earnings, profitability, operating leverage and margin expansion, including the potential for stronger results than in previous bull market cycles; expansion of distribution and the development, launch and commercialization of investment products, fund structures and institutional offerings, including through Valour Funds SPC and Smart Crypto Fund SP; the ability to attract capital and generate revenue from existing and new capabilities; the availability and use of financial resources to support operations, hedging and growth; and future earnings potential and long-term shareholder value. Such information may be identified by words such as "believe", "expect", "anticipate", "intend", "plan", "may", "could", "can", "will", "potential" and similar expressions, although not all forward-looking information contains these words.

Forward-looking information is based on management's current expectations and assumptions regarding digital asset prices, market activity and the timing and sustainability of any recovery; investor demand, net flows, product mix, management fees and staking and lending yields; the Company's ability to expand distribution and institutional relationships, attract capital and commercialize its offerings; the availability of required regulatory, exchange and service-provider approvals and operating arrangements; counterparty performance and access to capital and liquidity; and the Company's ability to manage costs and scale revenue without a proportionate increase in expenses. These assumptions may prove incorrect.

Actual results may differ materially because of risks including renewed or prolonged declines in digital asset markets; ETP redemptions, reduced trading activity, fee pressure or lower staking and lending yields; competition; delays or failures in product development, approvals, onboarding or commercialization; inability to attract external capital or institutional clients; higher costs or failure to achieve expected operating efficiencies; changes in regulation or taxation; trading, hedging, liquidity and counterparty risks; cybersecurity incidents, custody failures or loss of access to assets; changes in investment valuations or inability to realize assets at their carrying values; and legal proceedings, financial reporting risks and risks relating to continued exchange listing. Further risks are described in the Company's most recent annual information form, management's discussion and analysis and other filings available under its profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. These lists of assumptions and risks are not exhaustive.

There can be no assurance that bear-market lows have been reached, that a recovery will occur or be sustained, or that the anticipated revenue, earnings, margin or shareholder-value benefits will be achieved. Any financial outlook is provided to assist readers in understanding management's current expectations regarding the business and may not be appropriate for other purposes. Readers should not place undue reliance on forward-looking information, which speaks only as of the date of this press release. The Company undertakes no obligation to update or revise such information, except as required by applicable law.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001985840

For further information: For further information, please contact: Johan Wattenstrom, Chief Executive Officer, ir@defi.tech

CO: DeFi Technologies Inc.

CNW 17:05e 12-NOV-26